Securities and Exchange
JUN 05 2018
RECEIVED

18006541

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69779

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/29/16 (MM/DD/YY) AND ENDING 03/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Harbor Venture Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
215 Morris Avenue, Second Floor, Suite 7
(No. and Street)

Spring Lake, (City) NJ (State) 07762 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Bosland (732) 359-7109
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Breard & Associates, Inc. Certified Public Accountants
(Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Bosland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Harbor Venture Partners LLC, as of March 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Susan R Regen

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUSAN R. REGEN
Notary Public
State of New Jersey
My Commission Expires Oct. 30, 2019
I.D.# 50005292

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of New Jersey
County of Monmouth
Subscribed and sworn to (or affirmed) before me on this 25th day of May, 2018 by Mark Bosland proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public Susan R Regen

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity owner of New Harbor Venture Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of New Harbor Venture Partners LLC (the "Company") as of March 31, 2018, the related statements of income, changes in member's equity, and cash flows for the period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and the results of its operations and its cash flows for the period November 29, 2016 through March 31, 2018, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2018.
New York, New York
May 25, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

New Harbor Venture Partners LLC
Statement of Financial Condition
March 31, 2018

Assets

Cash	$	87,264
Prepaid expenses		195
Property and equipment, net		6,431
Total assets	$	93,890

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	7,421
Total liabilities		7,421
Commitments and contingencies		
Member's Equity		
Member's equity		86,469
Total member's equity		86,469
Total liabilities and member's equity	$	93,890

The accompanying notes are an integral part of these financial statements.

New Harbor Venture Partners LLC
Statement of Income
For the Period November 29, 2016 through March 31, 2018

Revenues		
Fee based income	$	390,000
Other income		100
Total revenues		390,100
Expenses		
Professional fees		120,519
Occupancy		4,750
Regulatory costs		3,288
Other operating expenses		36,044
Total expenses		164,601
Net income	$	225,499

The accompanying notes are an integral part of these financial statements.

New Harbor Venture Partners LLC
Statement of Changes in Member's Equity
For the Period November 29, 2016 through March 31, 2018

		Total
Balance at November 28, 2016	$	(10,745)
Capital distributions		(128,285)
Net income		225,499
Balance at March 31, 2018	$	86,469

The accompanying notes are an integral part of these financial statements.

New Harbor Venture Partners LLC
Statement of Cash Flows
For the Period November 29, 2016 through March 31, 2018

Cash flow from operating activities:		
Net income		$ 225,499
Adjustments to reconcile net income to net		
cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Prepaid expenses	$ (195)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(27,579)	
Total adjustments		(27,774)
Net cash provided by (used in) operating activities		197,725
Cash flow from investing activities:		
Purchase of property and equipment	(6,431)	
Net cash provided by (used in) in investing activities		(6,431)
Cash flow from financing activities:		
Capital distributions	(128,285)	
Net cash provided by (used in) financing activities		(128,285)
Net increase (decrease) in cash		63,009
Cash at the beginning of the period		24,255
Cash at the end of the period		$ 87,264
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 5	
Income taxes	$ -	

The accompanying notes are an integral part of these financial statements.

New Harbor Venture Partners LLC
Notes to Financial Statements
March 31, 2018

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of New Harbor Venture Partners LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Nature of operations

The Company was organized on February 24, 2016 in the state of New Jersey as a limited liability company. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was approved by FINRA on November 29, 2016. Its principal business activity is to provide private placement of securities for companies.

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting.

Accounts receivable

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Property and equipment

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Income taxes

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for federal income taxes is included in these financial statements.

Note 1 - Summary of Significant Accounting Policies - Continued

The Company has adopted FASB ASC 740-10, "Accounting for Uncertainty in Income Taxes." The standard prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and disclosures required. Under this standard, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements. The Company is generally subject to potential examination by taxing jurisdictions for the prior three years.

Revenue recognition

Placement fees are recognized on a trade date basis.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

Advertising costs are expensed as incurred. For the period ended March 31, 2018, the Company expensed $6,181 to other operating expenses for advertising costs.

Note 2 - Prepaid Expenses

Prepaid expenses at March 31, 2018 are summarized as follows:

Prepaid FINRA fees	$ 195

New Harbor Venture Partners LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Period November 29, 2016 through March 31, 2018

Note 3 - Property and Equipment

Property and equipment consists of the following:

			Useful Life
Furniture and fixtures	$	3,557	10 years
Leasehold improvements		2,874	15 years
Total property and equipment		6,431	
Less: accumulated depreciation		0	
Total property and equipment, net	$	6,431	

Depreciation expense for the period ended March 31, 2018 was $0.

Note 4 - Office Space

The Company leases office space in New Jersey. Rather than signing a formal lease agreement, the lease is based on a month-to-month agreement, in which the Company has the right to terminate this lease at any time, as does the landlord. The Company was sharing this space with an affiliate, Rockport Venture Securities, LLC, splitting the monthly rent evenly. The Company is no longer sharing this expense with the affiliate as of March 1, 2018.

Rent expense amounted to $4,750 for the period November 29, 2016 through March 31, 2018, shown on the Statement of Income.

Note 5 - Commitments and Contingencies

Commitments

The Company had no commitments and had not been named as a defendant in any lawsuit as of March 31, 2018, or during the period then ended.

Note 6 - Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

Note 6 - Guarantees - Continued

The Company has issued no guarantees as of March 31, 2018, or during the period then ended.

Note 7 - Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 8 - Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2018, the Company had net capital of $79,843 which was $74,843 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($7,421) to net capital was 0.09 to 1, which is less than the 15 to 1 maximum allowed.

New Harbor Venture Partners LLC
Notes to Financial Statements
March 31, 2018

Note 10 - Reconciliation of Audited Net Capital to Unaudited FOCUS

There is a difference of $195 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited FOCUS part IIA		$ 80,038
Adjustments		
Non-allowable assets	$ (195)	
		(195)
Net capital per audited statements		$ 79,843

New Harbor Venture Partners LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of March 31, 2018

Computation of net capital		
Total member's equity		$ 86,469
Less: Non-allowable assets		
Prepaid expenses	$ (195)	
Property and equipment, net	(6,431)	
Total non-allowable assets		(6,626)
Net capital		79,843
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 928	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 74,843
Aggregate Indebtedness		$ 7,421
Ratio of aggregate indebtedness to net capital		0.09 : 1

There was a difference of $195 between the preceding net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 dated March 31, 2018.

See report of independent registered public accounting firm

New Harbor Venture Partners LLC
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of March 31, 2018

A computation of reserve requirements is not applicable to New Harbor Venture Partners LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See report of independent registered public accounting firm

New Harbor Venture Partners LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of March 31, 2018

Information relating to possession or control requirements is not applicable to New Harbor Venture Partners LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See report of independent registered public accounting firm

New Harbor Venture Partners LLC

Report on Exemption Provisions

For the Period November 29, 2016 through March 31, 2018

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) New Harbor Venture Partners LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which New Harbor Venture Partners LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) New Harbor Venture Partners LLC stated that New Harbor Venture Partners LLC met the identified exemption provisions throughout the period November 29, 2016 through March 31, 2018, without exception. New Harbor Venture Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about New Harbor Venture Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
May 25, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

NEW HARBOR
VENTURE PARTNERS

215 MORRIS AVENUE
SPRING LAKE, NJ 07762
PHONE: 732.359.7109

WWW.NEWHARBORVP.COM

Assertions Regarding Exemption Provisions

We, as members of management of New Harbor Venture Partners LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

The Company met the identified exemption provision without exception throughout the period November 29, 2016 through March 31, 2018

New Harbor Venture Partners LLC

By:

(Mark Bosland, Managing Director)

May 25, 2018

(Date)